FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: May 10, 2006	By: “Lorna MacGillivray” Lorna MacGillivray Corporate Secretary and General Counsel

INDEX TO EXHIBITS

1	Press Release dated May 9, 2006

2	Interim Financial Statements for the Three months Ended March 31, 2006

3	Management’s Discussion and Analysis For the three months ended March 31, 2006

4	FORM 52-109FT1 - Certification of Annual Filings, executed by Chief Executive Officer

5	FORM 52-109FT1 - Certification of Annual Filings, executed by Chief Financial Officer

EXHIBIT 1

GLENCAIRN GOLD CORPORATION

500 - 6 Adelaide St. East, Toronto, ON M5C 1H6 Tel.: (416) 860-0919 Fax: (416) 367-0182

FOR IMMEDIATE RELEASE	TSX: GGG, GGG.WT
May 9, 2006	AMEX: GLE

Glencairn Gold reports record net earnings,
revenue and quarterly gold sales

Glencairn Gold Corporation is pleased to report its financial and operating results for the three-month period ended March 31, 2006 (currency figures in U.S. dollars). The consolidated financial statements along with management’s discussion and analysis are available for viewing on the Glencairn website at www.glencairngold.com. The documents are being filed with SEDAR (www.sedar.com) and should be available on SEDAR no later than 24 hours from the dissemination of this release.

Financial highlights:

•	Net earnings totalled $1.8 million, or $0.01 per share in the latest period, compared to a loss of $226,000, or $0.00 per share in Q1, 2005
•	Earnings from mining operations increased 135% to $2.0 million from $848,000 in the corresponding period of 2005
•	Revenues from gold sales increased 121% to $11.5 million in the latest period compared to $5.2 million in Q1, 2005
•	Average realized prices for gold sales were $555 per ounce and cash operating costs per ounce of gold sold were $352

Operating highlights:

•	Gold sales increased 70% to 20,746 oz in Q1 2006 compared to 12,235 oz in the comparable 2005 quarter
•	Glencairn's flagship Bellavista Mine performed to or exceeded feasibility specifications in terms of production, recoveries and gold sales
•	Santa Pancha mine development is on schedule at Limon

“This past quarter marks a milestone for Glencairn,” said Company President and CEO Kerry Knoll. “We achieved profitability, and gold sales increased by 70% over the corresponding period in 2005 following the inaugural quarter of production from our flagship Bellavista operation.  We expect continued strong quarterly performances as Glencairn benefits from the twin effects of a remarkably powerful gold market and a more than doubling of production to nearly 100,000 ounces this year. The Company’s gold production remains unhedged.”

The highlight of the latest period was the first full quarter of production from Glencairn’s second gold operation, the Bellavista open pit, heap leach mine in Costa Rica. Construction began late in 2003 and commercial production was achieved December 2005. During the first quarter, Glencairn sold 12,900 ounces from the Bellavista operation at a realized gold price of $555. Cash operating costs per ounce of gold sold from Bellavista in the first quarter were $299.

At the Limon Mine in Nicaragua, the number of ounces sold in the first quarter was 7,846, nearly 4,390 ounces below the corresponding period of 2005, the result of intermittent road blockades and a lower than projected mined grade. This decrease was partially offset by higher realized prices. Cash costs per ounce increased by $141 to $438 because of higher fuel and power charges and the fixed nature of many production costs.

The Bellavista operation is designed to produce an average of 60,000 ounces of gold per year. As a result, Glencairn forecasts combined gold sales from Bellavista and Limon of approximately 99,000 ounces of gold in 2006 at an estimated cash operating cost of $307 per ounce of gold sold.

Selected Financial Information
	Q1 2006	Q1 2005
Gold sales (ounces)	20,746	12,235
Average spot gold price ($/ounce)	554	428
Average realized gold price ($/ounce)	555	428
Cash operating costs ($/ounce)	352	297
Total cash costs ($/ounce)*	371	321
(in thousands $$$, except per share amounts)
Sales	11,511	5,237
Cost of sales	7,295	3,922
Net earnings (loss)	1,770	(226)
Earnings (loss) per share - basic and diluted	0.01	0.00
* includes royalties and producton taxes

Net earnings for the latest quarter were $1.8 million, compared to a loss of $226,000 in the corresponding period of the previous year. Net earnings include a one-time gain of $855,000 on the sale of a parcel of land near the Bellavista Mine.

General and administrative expenses decreased $295,000 or 27% in the latest quarter due to a $242,000 reduction in overall expenses and increased cost recoveries of $53,000 under a related-party, cost-sharing agreement. Exploration expenditures declined by $446,000 in the latest period.

The Company had cash of $7.1 million and working capital of $6.0 million at March 31, 2006 compared to $6.9 million and $12.1 million, respectively, in the corresponding period of 2005.

For the remainder of the year, Bellavista capital expenditures will include $1.4 million for a grinding mill to boost recoveries of non-oxidized ore and $500,000 to start Phase Two of the leach pads. Limon will require capital expenditures of $2.5 million, primarily for the Santa Pancha development, which will be in production by the second half of the year.

For further information, please contact:

Glencairn Gold Corporation Kerry Knoll, President and CEO Tel.: 416-860-0919 kknoll@glencairngold.com Olav Svela, Vice President Investor Relations 416-860-0919 osvela@glencairngold.com	Renmark Financial Communications Inc. Christina Lalli, Tel.: 514-939-3989 clalli@renmarkfinancial.com

(Reviewers: the following is to be revised to reflect the contents of this release)

Cautionary Note Regarding Forward-Looking Statements: This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in the Company’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and the Company’s annual information form for the year ended December 31, 2005 on file with the securities regulatory authorities in Canada. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

EXHIBIT 2

Glencairn Gold Corporation
Consolidated Statements of Operations
Three months ended March 31, 2006 and 2005
(unaudited)
(US Dollars and shares in thousands, except per share amounts)

	Note	2006	2005

Sales		$11,511	$5,237

Cost of sales		7,295	3,637
Royalties and production taxes		401	285
Depreciation and depletion		1,790	407
Accretion expense	7	32	60

		9,518	4,389

Earnings from mining operations		1,993	848

Expenses and other income
General and administrative		803	1,098
Stock options	8,9	24	158
Exploration		104	550
Other income	2,5	(708)	(732)

		223	1,074

Net earnings (loss)		$1,770	$(226)

Earnings (loss) per share - basic and diluted		$0.01	$(0.00)

Weighted average number of shares outstanding		171,292	154,601

Glencairn Gold Corporation
Consolidated Statements of Deficit
Three Months ended March 31, 2006 and 2005
(unaudited)
(US Dollars in thousands)

	2006	2005

Balance, beginning of period	$(14,149)	$(10,072)
Net earnings (loss)	1,770	(226)

Balance, end of period	$(12,379)	$(10,298)

The accompanying notes form an integral part of these consolidated financial statements.

Glencairn Gold Corporation
Consolidated Balance Sheets
(unaudited)
(US Dollars in thousands)

	Note	March 31 2006	December 31, 2005

Assets
Current
Cash and cash equivalents		$7,058	$6,799
Marketable securities		210	210
Accounts receivable and prepaids		2,308	1,487
Note receivable		123	123
Product inventory	3	4,344	3,799
Supplies inventory		5,504	5,369

		19,547	17,787

Deferred financing costs	4	443	533
Restricted cash		250	250
Property, plant and equipment	5	52,735	51,669

		$72,975	$70,239

Liabilities
Current
Accounts payable and accrued liabilities		$9,343	$7,933
Current portion of long-term debt	6	4,000	3,500
Current portion of asset retirement obligations	7	210	210

		13,553	11,643
Long-term debt	6	1,500	2,500
Asset retirement obligations	7	1,687	1,672

		16,740	15,815

Shareholders’ Equity
Warrants	8	5,973	5,972
Agent's options	8	155	163
Contributed surplus	8	5,330	5,306
Common shares	8	57,156	57,132
		(12,379)	(14,149)

		56,235	54,424

		$72,975	$70,239

The accompanying notes form an integral part of these consolidated financial statements.

Glencairn Gold Corporation
Consolidated Statements of Cash Flows
Three months ended March 31, 2006 and 2005
(unaudited)
(US Dollars in thousands)

	Note	2006	2005

Operating activities
Net earnings (loss)		$1,770	$(226)
Asset retirement obligations settled	7	(17)	(63)
Items not affecting cash:
Depreciation and depletion		1,790	407
Accretion expense	7	32	60
Stock options and warrants	8,9	24	158
Gain on sale of marketable securities	2	—	(14)
Gain on sale of property, plant and equipment	2,5	(855)	(1,128)
Amortization of deferred financing costs	4	90	—
Unrealized foreign exchange gain		—	2
Change in non-cash working capital	10	(1,126)	710

Cash generated from (used in) operating activities		1,708	(94)

Financing activities
Long-term debt	6	(500)	—
Common shares issued	8	17	341

Cash (used in) generated from financing activities		(483)	341

Investing activities
Proceeds from sale of marketable securities		—	15
Increase in restricted cash		—	(100)
Purchase of property, plant and equipment		(1,821)	(7,104)
Net proceeds from sale of property, plant and equipment		855	82

Cash used in investing activities		(966)	(7,107)

Increase (decrease) in cash and cash equivalents		259	(6,860)

Cash and cash equivalents, beginning of period		6,799	13,728

Cash and cash equivalents, end of period		$7,058	$6,868

Supplemental cash flow information	10

The accompanying notes form an integral part of these consolidated financial statements.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three Months ended March 31, 2006 and 2005
(unaudited)
(US Dollars – unless otherwise noted)

1.     NATURE OF OPERATIONS AND BASIS OF PRESENTATION

        Glencairn Gold Corporation’s (the “Company” or “Glencairn”) business is gold mining including exploration, development, extraction, processing and reclamation. The Company’s business also includes acquisition of gold properties in operation or in the development stage. The Company owns the Limon Mine in Nicaragua and the Bellavista Mine in Costa Rica. The Bellavista Mine achieved commercial production in December 2005. The Company also owns the Keystone Mine, a depleted property in Canada, which is currently under reclamation.

        The unaudited consolidated financial statements of the Company, which are expressed in U.S. dollars, have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements for the year ended December 31, 2005. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual consolidated financial statements and notes thereto. In the opinion of management, all adjustments considered necessary for fair and consistent presentation of interim financial statements have been included.

2.     OTHER INCOME

	Three months ended March 31,

	2006	2005
(in thousands)

Interest and other income	$(51)	$(69)
Gain on sale of marketable securities	—	(14)
Gain on sale of property, plant and
equipment (note 5)	(855)	(1,128)
Foreign exchange	(83)	469
Interest and finance fees	281	10

	$(708)	$(732)

3.     PRODUCT INVENTORY

	March 31 2006	December 31 2005
(in thousands)

Recoverable gold on the heap leach pads	$3,597	$2,112
In-process inventories	507	1,234
Precious metals inventory	240	453

Total	$4,344	$3,799

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three Months ended March 31, 2006 and 2005
(unaudited)
(US Dollars – unless otherwise noted)

4.     DEFERRED FINANCING COSTS

	March 31 2006	December 31 2005
(in thousands)

Financing costs	$768	$768
Accumulated amortization	(325)	(235)

	$443	$533

5.     PROPERTY, PLANT AND EQUIPMENT

	March 31 2006	December 31 2005
(in thousands)

Producing properties:
Limon Mine, Nicaragua
Cost	$23,207	$22,889
Accumulated depreciation and depletion	(15,200)	(14,939)

	8,007	7,950

Bellavista Mine, Costa Rica (a)
Cost	44,730	43,846
Accumulated depreciation and depletion	(1,955)	(615)

	42,775	43,231
Deferred stripping	1,881	410

	44,656	43,641

Corporate property:
Cost	174	170
Accumulated depreciation
	(102)	(92)

	72	78

	$52,735	$51,669

(a)     Bellavista Mine, Costa Rica

        In February 2006, the Company sold surplus land near the Bellavista Mine for $900,000. The gain on the sale, net of selling expenses, was $855,000.

        The Company is responsible for a final purchase payment of Cdn$1,000,000 ($857,000) to a former owner of the Bellavista Mine. This amount has been included in the cost of property, plant and equipment at March 31, 2006 and was paid subsequent to quarter end.

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three Months ended March 31, 2006 and 2005
(unaudited)
(US Dollars – unless otherwise noted)

Deferred stripping:

	Three months ended March 31,

	2006	2005
(in thousands)

Balance, beginning of period	$410	$—
Costs deferred	1,471	—

Balance, end of period	$1,881	$—

6.     LONG-TERM DEBT

	March 31 2006	December 31 2005

(in thousands)

Total debt	$5,500	$6,000
Current portion	(4,000)	(3,500)

Long-term debt	$1,500	$2,500

Repayments are scheduled as follows:

Date	Amount
June 30, 2006	$1,000,000
September 30, 2006	1,000,000
December 31, 2006	1,000,000
March 31, 2007	1,000,000
June 30, 2007	1,500,000

$5,500,000

7.     ASSET RETIREMENT OBLIGATIONS

	Three months ended March 31, 2006

	Limon Mine	Bellavista Mine	Keystone Mine	Total

Balance, beginning of period	$915	$556	$411	$1,882
Liabilities incurred	—	—	—	—
Liabilities settled	—	—	(17)	(17)
Accretion expense	16	10	6	32

Balance, end of period	931	566	400	1,897
Less: current portion	—	—	210	210

	$931	$566	$190	$1,687

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three Months ended March 31, 2006 and 2005
(unaudited)
(US Dollars – unless otherwise noted)

	Three months ended March 31, 2005

	Limon Mine	Bellavista Mine	Keystone Mine	Total

Balance, beginning of period	$1,697	$300	$1,650	$3,647
Liabilities incurred	—	12	—	12
Liabilities settled	—	—	(63)	(63)
Accretion expense	29	4	27	60

Balance, end of period	1,726	316	1,614	3,656
Less: current portion	—	—	1,367	1,367

	$1,726	$316	$247	$2,289

8.     CAPITAL STOCK

i)     Warrants

A summary of the transactions in the warrant account in 2006 are as follows:

	Number of Warrants	Amount

(in thousands)

At December 31, 2005	41,757	$5,972
Exercise of warrants	(32)	(1)
Exercise of agent's options	40	2

At March 31, 2006	41,765	$5,973

The following table summarizes further information about the warrants outstanding as at March 31, 2006:

Exercise Price	Number Outstanding at March 31, 2006	Expiry Date

(Cdn$)	(in thousands)

$0.55	7,908	December 22, 2006
$1.25	33,857	November 26, 2008

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three Months ended March 31, 2006 and 2005
(unaudited)
(US Dollars – unless otherwise noted)

ii)     Agent’s Options

        A summary of the transactions in the agent’s options account in 2006 are as follows:

	Number of Agent’s Options	Amount

(in thousands)

At December 31, 2005	1,580	$163
Exercise of agent's options for
common shares and warrants	(79)	(8)

At March 31, 2006	1,501	$155

iii)    Contributed surplus

        A summary of the transaction in the contributed surplus account in 2006 is as follows:

Amount

(in thousands)

At December 31, 2005	$5,306
Grant of employee stock options	24

At March 31, 2006	$5,330

iv) Common shares

        Authorized capital stock of Glencairn is an unlimited number of common shares.

        A summary of the transactions in the common share account in 2006 are presented below:

	Number of Common Shares	Amount

(in thousands)

At December 31, 2005	171,207	$57,132
Share options exercised	25	5
Warrants exercised	32	16
Agent's options exercised	79	33
Less: share issue costs	—	(30)

At March 31, 2006	171,343	$57,156

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three Months ended March 31, 2006 and 2005
(unaudited)
(US Dollars – unless otherwise noted)

        A summary of the stock option transactions in 2006 are presented below:

	Number of Options	Weighted- Average Exercise Price

	(in thousands)	(Cdn$)

At December 31, 2005	12,746	$0.68
Exercised	(25)	0.25
Granted	150	0.50

At March 31, 2006	12,871	$0.68

The following table summarizes information about the stock options outstanding as at March 31, 2006:

Options outstanding and exercisable

Exercise Prices	Number Outstanding at March 31, 2006	Weighted-Average Remaining Contractual Life	Weighted- Average Exercise Price

(Cdn$)	(in thousands)	(in years)	(Cdn$)
$0.23 to $0.50	3,948	2.6	$0.42
$0.55 to $0.95	8,835	2.7	0.79
$1.17 to $1.77	88	1.1	1.53

$0.23 to $1.77	12,871	2.7	$0.68

9.     STOCK – BASED COMPENSATION

        The Company uses the fair value method of accounting and recognized stock option expense of $24,000 (2005 — $158,000) for its stock-based compensation plan.

        The fair value of each option grant was estimated on the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions:

Expected life in years:	3
Risk free interest rate:	3.83%
Expected volatility:	85%
Dividend yield:	0%

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three Months ended March 31, 2006 and 2005
(unaudited)
(US Dollars – unless otherwise noted)

10.     SUPPLEMENTAL CASH FLOW INFORMATION

        Change in non-cash working capital:

	Three months ended March 31,

	2006	2005
(in thousands)

Accounts receivable and prepaids	$(821)	$(298)
Product inventory	(723)	429
Supplies inventory	(135)	(194)
Accounts payable and accrued liabilities	553	773

	$(1,126)	$710

Non-cash investing activities:

	Three months ended March 31,

	2006	2005
(in thousands)

Property, plant and equipment	$857	$—

Marketable securities received as proceeds
from the sale of property, plant and
equipment	$—	$65

Accounts receivables received as proceeds
from the sale of property, plant and
equipment	$—	$2,480

Operating activities included the following cash payments:

	Three months ended March 31,

	2006	2005
(in thousands)

Interest paid	$191	$10

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three Months ended March 31, 2006 and 2005
(unaudited)
(US Dollars – unless otherwise noted)

11.     RELATED PARTY TRANSACTIONS

General and administrative expense at March 31, 2006 includes a recovery of $65,000 (2005- $12,000) from Blue Pearl Mining Ltd. (“Blue Pearl”) for administrative services provided to Blue Pearl. Three of the directors of Blue Pearl are also directors of the Company. Accounts receivable at March 31, 2006 includes $43,000 (December 31, 2005 —$22,000) related to these amounts.

12.     SEGMENT INFORMATION

        The Company is organized into three operating segments: Limon Mine (Nicaragua), Bellavista Mine (Costa Rica) and Corporate (Canada). The Keystone Mine, which ceased operating in April 2000, and the Vogel Project, which was sold during 2005, are included in the Corporate segment. The Company evaluates performance based on net earnings or loss. The Company’s segments are summarized in the table below.

        (i)     Segment Statements of Operations (thousands of dollars)

	Three months ended March 31, 2006

	Limon Mine	Bellavista Mine	Corporate	Total

Sales	$4,351	$7,160	$—	$11,511

Cost of sales	3,434	3,861	—	7,295
Royalties and production taxes	257	144	—	401
Depreciation and depletion	276	1,504	10	1,790
Accretion expense	16	10	6	32

	3,983	5,519	16	9,518

Earnings (loss) from mining operations	368	1,641	(16)	1,993

Expenses and other income
General and administrative	—	—	803	803
Stock options and warrants	—	—	24	24
Exploration	101	—	3	104
Other (income) expense	(29)	(871)	192	(708)

	72	(871)	1,022	223

Net earnings (loss)	$296	$2,512	$(1,038)	$1,770

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three Months ended March 31, 2006 and 2005
(unaudited)
(US Dollars – unless otherwise noted)

	Three months ended March 31, 2005

	Limon Mine	Bellavista Mine	Corporate	Total

Sales	$5,237	$—	$—	$5,237

Cost of sales	3,637	—	—	3,637
Royalties and production taxes	285	—	—	285
Depreciation and depletion	397	—	10	407
Accretion expense	29	4	27	60

	4,348	4	37	4,389

Earnings (loss) from mining operations	889	(4)	(37)	848

Expenses and other income
General and administrative	—	—	1,098	1,098
Stock options and warrants	—	—	158	158
Exploration	549	—	1	550
Other (income) expense	366	—	(1,098)	(732)

	915	—	159	1,074

Net loss	$(26)	$(4)	$(196)	$(226)

        The Company’s gold production is currently refined in Canada. Gold is sold to customers in the United States, but due to the liquidity of the gold market and the large number of potential customers world wide, future sales may not be limited to these customers.

(ii)	Segment Balance Sheets (thousands of dollars)

	Three months ended March 31, 2006

	Limon Mine	Bellavista Mine	Corporate	Total

Capital expenditures	$318	$2,356	$3	$2,677

	Three months ended March 31, 2005

	Limon Mine	Bellavista Mine	Corporate	Total

Capital expenditures	$776	$7,797	$13	$8,586

	As at March 31, 2006

	Limon Mine	Bellavista Mine	Corporate	Total

Cash and cash equivalents	$1,496	$879	$4,683	$7,058
Other current assets	6,997	4,764	728	12,489
Property, plant and equipment	8,007	44,656	72	52,735
Other non-current assets	—	250	443	693

Total assets	$16,500	$50,549	$5,926	$72,975

Glencairn Gold Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three Months ended March 31, 2006 and 2005
(unaudited)
(US Dollars – unless otherwise noted)

	As at March 31, 2006

	Limon Mine	Bellavista Mine	Corporate	Total

Cash and cash equivalents	$460	$163	$6,176	$6,799
Other current assets	7,106	3,579	303	10,988
Property, plant and equipment	7,950	43,641	78	51,669
Other non-current assets	—	250	533	783

Total assets	$15,516	$47,633	$7,090	$70,239

EXHIBIT 3

Glencairn Gold Corporation
Management’s Discussion and Analysis
For the three months ended March 31, 2006

The following discussion and analysis should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes thereto for the three months ended March 31, 2006 and 2005, which have been prepared in United States dollars and in accordance with Canadian generally accepted accounting principles. The reader should also refer to the audited financial statements for the years ended December 31, 2005 and 2004 and Management’s Discussion and Analysis for those years. All dollar amounts are US dollars unless otherwise indicated.

Overview

Glencairn Gold Corporation (“Glencairn” or the “Company”) is a gold mining company that operates the Bellavista Mine in Costa Rica and the Limon Mine in Nicaragua. The Bellavista Mine achieved commercial production in December 2005. The Company also owns exploration properties in Nicaragua. The Company’s objective is to become a mid-tier gold producer through the acquisition of operating mines and advanced development projects.

Selected Quarterly Information

	Three months ended March 31,

	2006	2005

Gold sales (ounces)	20,746	12,235
Average spot gold price ($/ounce)	$554	$428
Average realized gold price ($/ounce)	$555	$428
Cash operating costs ($/ounce)	$352	$297
Total cash costs ($/ounce)	$371	$321
Gold produced (ounces)	18,382	11,384

(in thousands, except per share amounts)
Sales	$11,511	$5,237
Cost of sales	$7,295	$3,637
Net earnings (loss)	$1,770	($ 226)
[Earnings (loss) per share - basic and diluted	$0.01	($ 0.00)

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Results of Operations

Limon Mine

	Three months ended March 31, 2006

	2006	2005	Change	% Change

Gold sold (ounces)	7,846	12,235	(4,389)	(36%)
Average realized gold price ($/ounce)
	$555	$428	$127	30%
Cash operating costs ($/ounce)	$438	$297	$141	47%
Total cash costs ($/ounce)	$470	$321	$149	46%
Tonnes milled	62,349	86,227	(23,878)	(28%)
Ore grade (g/tonne)	4.3	5.0	(0.7)	(14%)
Recovery (%)	83.5	82.8	0.7	1%
Gold produced (ounces)	7,183	11,384	(4,201)	(37%)

($ in thousands)
Sales	$4,351	$5,237	$(886)	(17%)

Cost of sales	3,434	3,637	(203)	(6%)
Royalties and production taxes	257	285	(28)	(10%)
Depreciation and depletion	276	397	(121)	(30%)
Accretion	16	29	(13)	(45%)

	3,983	4,348	(365)	(8%)

Earnings from mining operations	$368	$889	$(521)	(59%)

Sales from the Limon Mine decreased by $886,000 or 17% in 2006 compared to 2005. Gold sold in 2006 decreased by 4,389 ounces or 36% partially due to intermittent illegal road blockades in February and partially due to lower ore grades. This decrease in gold sales was partially offset by higher realized prices of $555 per ounce in 2006 or 30% higher than 2005.

Cost of sales decreased by $203,000 or 6% while cash operating costs per ounce increased by $141 to $438 in 2006. The decreased cost of sales resulted from the 36% decrease in volume of ounces sold in 2006. Cash operating cost per ounce increased by 47% due to increases in input costs such as fuel and electricity and the effect of lower sales volumes together with the fixed nature of many production costs.

Amounts for depreciation and depletion decreased by 30% in 2006 compared to 2005 as gold sold decreased by 4,389 ounces.

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Bellavista Mine

	Three months ended March 31

	2006	2005

Gold sold (ounces)	12,900	—
Average realized gold price ($/ounce)
	$555	—
Cash operating costs ($/ounce)	$299	—
Total cash costs ($/ounce)	$310	—
Tonnes mined	419,111	—
Ore grade (g/tonne)	1.7	—
Gold produced (ounces)	11,199	—
($ in thousands)
Sales	$7,160	$—

Cost of sales	3,861	—
Royalties and production taxes	144	—
Depreciation and depletion	1,504	—
Accretion	10	—

	5,519	—

Earnings from mining operations	$1,641	$—

As commercial production at the Bellavista Mine commenced in December 2005 there are no comparative amounts for the three months ended March 31, 2005. The Bellavista Mine operated close to expectations in the first quarter. Gold ounces sold were 96% of plan. Realized prices were 11% more than plan. Cash operating costs were as planned.

Other Expenses

General and administrative expense decreased by $295,000 or 27% in 2006 compared to 2005 due to the reduction in overall expenses by $242,000 and increased cost recoveries of $53,000 under a cost-sharing agreement with Blue Pearl Mining Ltd., a related party. Major expense reductions were $43,000 in consulting fees, $28,000 in travel, $53,000 in investor relations and $66,000 in transfer agent and listing fees.

Exploration expense decreased by $446,000 in 2006 compared with 2005. In late 2005, all Nicaraguan exploration activities were suspended for an indefinite period after a three-week labour disruption at the Limon operations and normal exploration activities were not resumed by March 31, 2006 except for land holding costs.

Stock option and warrant expense decreased by $134,000 in 2006 as fewer options were granted in 2006 compared with 2005.

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Other income totalled $708,000 in 2006, a decrease of $24,000 from 2005. The gain on sale of property, plant and equipment of $855,000 in 2006 resulted from the sale of surplus land near the Bellavista Mine. In 2005, the gain on sale of property, plant and equipment was $1,128,000 from the Vogel Project and the mill at the Keystone Mine. Foreign exchange was a gain of $83,000 in 2006 compared with a loss of $469,000 in 2005. The fluctuations in foreign exchange result from holding current assets and liabilities in foreign currencies. In 2006, the Company incurred interest and finance fees of $281,000 that had no comparable amounts in 2005.

Cash Flows

Operating activities generated $1,708,000 in 2006 and used $94,000 in 2005. Operating cash flows increased as 8,511 more ounces were sold in the first quarter of 2006 compared to the first quarter of 2005 and the realized price for gold increased to $555 in 2006 from $428 in 2005. General and administrative expense decreased by $295,000 and exploration expense decreased by $446,000.

Financing activities used $483,000 in 2006 and consisted of a payment of $500,000 on long-term debt and the issue of common shares from the exercise of stock options and warrants for $17,000. In 2005, common shares were issued for $341,000.

Investing activities used $966,000 in 2006. Investment in property, plant and equipment totalled $1,821,000. The Bellavista Mine required $1,500,000, which included $1,471,000 for deferred stripping costs. The Limon Mine and Corporate required $318,000 and $3,000, respectively. Net proceeds from the sale of surplus land near the Bellavista Mine provided $855,000. In 2005, investing activities used $7,107,000 mainly for the purchase of property, plant and equipment of $7,104,000 (Bellavista Mine — $ 6,315,000, Limon Mine — $776,000 and Corporate — $13,000).

Liquidity and Capital Resources

The Company had cash of $7,058,000 and working capital of $5,994,000 at March 31, 2006. Management believes that these amounts along with expected cash flows from operating activities are adequate to meet the Company’s planned needs for the year.

During the first quarter of 2006, total gold ounces sold were on plan as were cash operating costs. Realized prices in Q1 were higher than planned. The Bellavista Mine is still expected to produce 61,000 gold ounces during 2006 at a cash operating cost of $267 per ounce and a total cash cost of $280 per ounce. The Limon Mine is still expected to produce 38,000 ounces of gold during 2006 and at a cash operating cost of $371 per ounce and a total cash cost of $400 per ounce.

For the balance of 2006, Bellavista capital expenditures are expected to include $1,400,000 to construct a grinding mill and $500,000 to start phase two of the leach pads. The mill will grind non-oxidized ore sufficiently fine so as to increase recoveries and it is expected to be in production by the second half of 2006 when the oxidized ore is mined out. A final purchase payment for the Bellavista Mine of $857,000 has been paid in May 2006. Limon

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will require capital expenditures of $2,500,000 mostly for development of the Santa Pancha ore body that is expected to be in full production in the second half of 2006. For the balance of 2006, payments of $3,000,000 are required on long-term debt.

A small group of employees intermittently interrupted operations at the Limon Mine with road blockades in 2005. Other groups from the local community have also blockaded the roads. Operations were interrupted intermittently in the first quarter of 2006 and were suspended for three weeks in February, but since then there have been no interruptions. The continuation of the Limon Mine operation is dependent on resolving this situation on a permanent basis and ending the production stoppages. Management is currently seeking to resolve the issues and, while there can be no assurance, is hopeful that the situation can be satisfactorily resolved.

The Company will continue to review its strategic alternatives.

Summary of Quarterly Results
(in thousands except per share amounts)

	2006 Q1	2005 Q4	2005 Q3	2005 Q2
Sales	$11,511	$5,766	$4,237	$4,143
Net earnings (loss)	$1,770	$(1,463)	$(987)	$(1,401)
Earnings (loss) per share - basic
and diluted	$0.01	$(0.01)	$(0.01)	$(0.01)

	2005 Q1	2004 Q4	2004 Q3	2004 Q2
Sales	$5,237	$5,295	$5,323	$4,806
Net loss	$(226)	$(323)	$(2,209)	$(3,320)
Loss per share - basic and diluted	$(0.00)	(0.00)	$(0.02)	$(0.03)

Non-GAAP Performance Measures

The Company has included the non-GAAP performance measures detailed below in this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are as follows:

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Cash Operating Cost per ounce:

	2006			2005

	Limon Mine	Bellevista Mine	Consol.	Limon Mine	Bellevista Mine	Consol.

Statement of Operations (000's)
Cost of sales	$3,434	$3,861	$7,295	$3,637	$—	$3,637
Gold sales (ounces)	7,846	12,900	20,746	12,235	$—	12,235
Cost per ounce	$438	$299	$352	$297	$—	$297

Total Cash Cost per ounce:

	2006			2005

	Limon Mine	Bellevista Mine	Consol.	Limon Mine	Bellevista Mine	Consol.

Statement of Operations (000's)
Cost of sales	$3,434	$3,861	$7,295	$3,637	$—	$3,637
Royalties and production taxes	257	144	401	285	$—	285

Cost base for calculation	$3,691	$4,005	$7,696	$3,922	$—	$3,922

Gold sales (ounces)	7,846	12,900	20,746	12,235	$—	12,235
Cost per ounce	$470	$310	$371	$321	$—	$321

Outstanding Share Data

The following common shares and convertible securities were outstanding at May 9, 2006:

Security	Expiry Date	Exercise Price (Cdn$)	Securities Outstanding	Common Shares on Exercise
Common shares				172,441,531
Warrants	Nov. 26/08	1.25	33,857,220	33,857,220
Warrants	Dec. 22/06	0.55	8,182,000	8,169,000
Agents’ warrants(1)	Dec. 22/07	0.38	790,000	790,000
Warrants on above	Dec. 22/06	0.55		395,000
Options	Jul 24/06 to Jul 13/13	0.23 to 0.95	12,696,332	12,477,999

				228,130,750

Note 1: The agents’ warrants are convertible into one common share and one half-share purchase warrant. Each full warrant is exercisable into a common share at the price indicated in the table.

FORWARD-LOOKING STATEMENTS: This Management’s Discussion contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and applicable Canadian securities legislation. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

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Additional information on the Company, including its annual information form is available on SEDAR at www.sedar.com.

May 9, 2006

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EXHIBIT 4

FORM 52-109FT1

Certification of Annual Filings

I, Kerry Knoll, President and Chief Executive Officer of Glencairn Gold Corporation, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of Glencairn Gold Corporation (the issuer) for the period ending March 31, 2006.

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation.

Date:   May 9, 2006
Signed:   “Kerry Knoll”
_____________________________________
Kerry Knoll
President and Chief Executive Officer

EXHIBIT 5

FORM 52-109FT1

Certification of Annual Filings

I, Derek Price, Vice President and Chief Financial Officer of Glencairn Gold Corporation, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of Glencairn Gold Corporation (the issuer) for the period ending March 31, 2006.

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation.

Date:  May 9, 2006
Signed:  “Derek Price”
_____________________________________
Derek Price
Vice President and Chief Financial Officer